UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,
Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Entry Into a Material Definitive Agreement

On June 24, 2024, U Power Limited, an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into a subscription agreement (the “Subscription Agreement”) with Fortune Light Assets Ltd., a limited liability company formed under the laws of British Virgin Islands (the “Purchaser”). Pursuant to the Subscription Agreement, the Purchaser agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchaser, pursuant to Regulation S under the Securities Act of 1933, as amended, an aggregate of 209,644 ordinary shares (the “Shares”) of the Company, par value US$0.00001 per share, at a purchase price of $4.77 per share, for an aggregate purchase price of $1,000,001.88.

After the closing of the transaction, the Purchaser will be entitled to the following: (i) one demand registration with respect to the Shares (such demand registration right will be terminated on the six-month anniversary of the execution date of the Subscription Agreement); and (ii) purchase up to 164,204 ordinary shares of the Company at a per share price of $6.09 for a total purchase price of up to $1,000,002.36, pursuant to an agreement which shall be in customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the two-year anniversary of the execution date of the Subscription Agreement.

The closing of the transactions contemplated hereby shall take place on July 3, 2024 or such other date the Company and the Purchaser may agree upon in writing. The entry into the Subscription Agreement and the transaction contemplated thereby have been approved by the Company’s board of directors.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement, which is attached hereto as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: June 28, 2024	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Subscription Agreement dated June 24, 2024 by and between the Company and the Purchaser

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